Date: February 6, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4561

Attn:  Mark P. Shuman

Re:	BluePhoenix Solutions Ltd. (the “Company”)
Registration Statement on Form F-3
Filed on December 26, 2012
File No. 333-185681

Dear Mr. Shuman:

Enclosed is a memorandum (the “Memorandum”) from the Company setting forth the Company’s response to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC” or the "Commission") in its letter to the Company, dated January 18, 2013 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form F-3 (the “Form F-3”), which was filed with the SEC on December 26, 2012.

For your convenience, the Staff’s comments contained in the Comment Letter have been restated in the Memorandum in entirety, with the responses to the comments set forth immediately under the comments. The headings and numbered paragraphs in the Memorandum correspond to the headings and numbered paragraphs of the Comment Letter.

In response to the Staff comments, we are filing Amendment No. 1 to the Registration Statement on Form F-3 concurrently herewith.  For the convenience of the Staff, we also are providing under separate cover a version of such amendment marked against the Form F-3 filed with the SEC on December 26, 2012.

Sincerely yours,

/s/ Rama Sheffer Rama Sheffer Director of Finance

cc: Stephane Levy, Cooley LLP

TO:	Mark P. Shuman, Division of Corporation Finance

FROM:	Rama Sheffer

DATE:	February 6, 2013

RE:	BluePhoenix Solutions Ltd. (the “Company”)
File No. 333-185681

Please find below the Company’s responses to the comments of the Staff of the SEC in its letter to the Company, dated January 18, 2013.

General

1.
You seek to register the resale of 357,977 ordinary shares that would be issuable upon the conversion of a $1.5 million loan between the company and selling shareholders under the terms of the Bridge Loan agreement. It appears that the loan has not yet been issued and there does not appear to be an unconditional and binding obligation to complete such a loan transaction promptly upon effectiveness of the registration statement. On page 36 of the prospectus you state that the loan may not be extended. Please provide an analysis as to how you concluded that the unregistered offer and sale of the $1.5 million convertible note was a completed transaction at the time the resale registration statement was filed. In these circumstances the issuance and resale components appear to be inseparable parts of a single transaction. Please revise to remove the shares underlying the note that has not yet been issued, or explain why that revision is not necessary. Refer to Question 139.11 of our Compliance and Disclosure Interpretations relating to Securities Act Sections.

Company Response:

The Company respectfully acknowledges the Staff’s comment and has amended the Registration Statement on Form F-3 to remove from registration the 357,977 ordinary shares issuable upon conversion of the $1.5 million loan that has not yet been extended.

2.
Further to the comment above, we note that the Bridge Loan agreement provides that the accrued interest may be paid in ordinary shares at the request of the three shareholders. Given that the shareholders have control over whether the accrued interest will be paid in ordinary shares, please provide your analysis as to why you believe that this provision of the agreement is consistent with the requirement that the rights and obligations of the parties be irrevocable and binding at the time of the filing of the resale registration statement.

Company Response:

The Company respectfully acknowledges the Staff’s comment, and has amended the Registration Statement on Form F-3 to remove from registration the ordinary shares issuable upon conversion of accrued interest with respect to the $1.5 million loan that has not yet been extended.

3.
Provide a separate legal analysis as to how you concluded that the offer and sale of 327,858 ordinary shares which were converted pursuant to the bridge loan is a separate transaction from the offer and sale of the securities underlying the $1.5 million loan that has not yet been completed. It appears that these two transactions are part of a single plan of financing. Please see Securities Act Release No. 8828 (August 3, 2007) and Question 139.25 of the Securities Act Sections Compliance and Disclosure Interpretations, which are available at http://www.sec.gov/divisions/corpfin/ guidance/sasinterp.htm.

Company Response:

In Question 139.25 of the Securities Act Sections Compliance and Disclosure Interpretations, the Commission confirms that the five factors set forth in Rule 502(a) under the Securities Act and in Securities Act Release No. 33-4552 (November 6, 1962) should be applied when determining whether two or more otherwise exempt offerings should be integrated for purposes of determining whether an exemption from registration is available.  The five factors identified in Rule 502(a) under the Securities Act and in Securities Act Release No. 33-4552 (November 6, 1962) are:  (1) whether the sales are part of a single plan of financing; (2) whether the sales involve the issuance of the same class of securities; (3) whether the sales have been made at or about the same time; (4) whether the same type of consideration is received; and (5) whether the sales are made for the same general purpose.  As set forth below, the Company believes that three of the aforementioned five factors strongly indicate that the offer and sale of the 327,858 ordinary shares in connection with the conversion of the $500,000 bridge loan (the “Bridge Loan”) is a separate and distinct financing transaction from any offer and sale of securities underlying the $1.5 million loan (the “Additional Loan”) that has not been extended, and accordingly the two offerings should not be integrated.

1)
First, the offerings are not part of a single plan of financing.   The Bridge Loan extended by the selling shareholders to the Company was a condition to closing of the transaction contemplated under the Amended Loan Agreement dated March 19, 2012.  At the time that the Amended Loan Agreement was signed in March 2012, the Company’s financial position was such that it needed the immediate cash funded by the Bridge Loan.  The selling shareholders funded the Bridge Loan in April 2012, prior to the closing of the Amended Loan Agreement and were provided a conversion right at that time. An additional optional conversion right was granted to the shareholders under an amendment to the Bridge Loan Agreement signed in September 2012. The selling shareholders exercised their conversion right in September 2012, following which the Company issued 327,858 ordinary shares in exchange for the extinguishment of the principal amount of the Bridge Loan, together with all accrued, but unpaid, interest thereon.

In contrast, the Additional Loan that may be extended under the terms of the Bridge Loan Agreement is a separate and distinct facility that is to be made available if (and only if) the Company and the lenders mutually agree at some point in the future.  The Bridge Loan Agreement clearly provides that the selling shareholders have no obligation to extend any portion of such Additional Loan to the Company unless and until such selling shareholder agrees to do so, in such selling shareholder’s sole discretion.  Rather than being included to provide immediate cash to the Company, the Additional Loan was intended to provide the Company with comfort that if and to the extent it required additional financing in the future (at a time not later than the first anniversary of the closing under the Bridge Loan Agreement), the Company had potential sources of financing that may be agreeable to further investment in the Company.  In fact, as of the date of this letter, which is almost ten months following the funding of the Bridge Loan and four months following the conversion of such loan into ordinary shares, the Company and the selling shareholders have not yet sought the extension of the Additional Loan and the Company has no current plan to do so in the near future.  For these reasons, the Company does not believe that the offer and sale of the 327,858 ordinary shares in connection with the conversion of the Bridge Loan is part of the same plan of financing as the offer and sale of the securities underlying the Additional Loan that has not yet been extended.

2)
Secondly, the extension of the Bridge Loan and related issuance of the 327,858 ordinary shares upon conversion of such loan was not made at or about the same time as any offer and sale of the securities underlying the Additional Loan contemplated by the Amended Loan Agreement.  As noted above, the Bridge Loan was extended in April 2012 prior to the closing of the transactions contemplated by the Amended Loan Agreement, and was converted into ordinary shares in September 2012.  On the other hand, as of the date of this letter, the Additional Loan, while contemplated by the Bridge Loan Agreement, has not been extended and may never be.  In light of this gap between the extension and conversion of the Bridge Loan and the possible extension of the Additional Loan, the Company believes these two transactions are clearly not made at or about the same time.

3)
Finally, the two transactions would not be made for the same general purpose.  As described above, the Bridge Loan was a binding agreement entered into to address the Company’s immediate liquidity needs in the spring of 2012.  In contrast, the possibility of an extension of the Additional Loan was included in the agreement to provide the Company with comfort for potential financing in the future, depending on the Company's needs, without a binding undertaking by any of the parties to consummate such financing.

The Company concedes that the two transactions would involve the issuance of the same class of securities and the same type of consideration would be received, but does not believe that these two factors should be dispositive.  Rather, the Company respectfully submits that, when conducting the five factor analysis, the predominant weight should be given to the fact that the two transactions at issue were entered into for very different purposes and were not part of the same plan of financing:  one was entered into to provide immediate liquidity to the Company and the other was merely an agreement to consider entering into an additional loan transaction in the future to provide some comfort to the Company that it may have additional sources of funding if the need arises.  Further, significant weight should also be given to the fact that the Bridge Loan was extended in April 2012 and converted into ordinary shares in September 2012, yet the parties have not taken any further action with respect to the extension of the Additional Loan referenced in the document.  For these reasons, the Company believes the offer and sale of the 327,858 ordinary shares in connection with the conversion of the Bridge Loan is a separate and distinct financing transaction from the offer and sale of the securities underlying the Additional Loan that has not yet been extended and that with respect of which no binding obligation upon the parties exists, and accordingly the two offerings should not be integrated.

4.
We note that you rely on Rule 416 to register “an indeterminable number of additional ordinary shares that may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.” In the response letter, please confirm your understanding that share issuances tied to market price adjustments, such as market-price driven increases in the number of shares issuable to pay interest obligations, do not fall within the standard anti-dilution provisions contemplated by the rule. Please refer to Question 139.10 of the Securities Act Sections Compliance and Disclosure Interpretation and confirm your understanding.

Company Response:

The Company confirms its understanding that share issuances tied to market price adjustments, such as market-price driven increases in the number of shares issuable to pay interest obligations, do not fall within the standard anti-dilution provisions contemplated by Rule 416 under the Securities Act of 1933, as amended.

The Transactions, page 18

5.
Please clarify in this section whether the conversion of the loans into ordinary shares was for the total outstanding amount of the debt held by the selling shareholders and satisfies the obligations of the company under the amended loan agreement and the bridge loan agreement.

Company Response:

The Company has revised the disclosure in this section to confirm that the conversion of the loans into ordinary shares was for the total amount of the debt held by the selling shareholders and satisfies the obligations of the Company under the Amended Loan Agreement and the Bridge Loan Agreement.

Selling Shareholders, page 35

6.
Please expand footnotes 2, 4, and 6 on page 37 to identify the natural person(s) who exercise sole or shared voting and dispositive powers with respect to all of the shares to be offered by each of the three selling shareholders. For example, Prescott Group Capital Management, LLC holds 2,616,880 ordinary shares of record, but you only attribute the beneficial ownership of 2,497,188 of those shares to Phil Frohlich. See Regulation S-K Compliance and Disclosure Interpretations Question 140.02.

Company Response:

Following the removal from registration the 357,977 ordinary shares issuable upon conversion of the $1.5 million loan that has not yet been extended (as indicated in the Company's response to Question No. 1 above), the Company believes that the respective footnotes properly identify the natural person(s) who exercise sole or shared voting and dispositive powers with respect to all of the shares to be offered by each of the three selling shareholders.

Item 10. Undertakings, page 48

7.
Please advise why you have included the undertaking required by Item 512(a)(5)(i) of Regulation S-K related to Rule 430B of the Securities Act rather than Item 512(a)(5)(ii) of Regulation S-K relating to Rule 430C of the Securities Act.

Company Response:

The Registration Statement on Form F-3 has been amended to replace the undertaking required by Item 512(a)(5)(i) of Regulation S-K related to Rule 430B of the Securities Act with the undertaking required by Item 512(a)(5)(ii) of Regulation S-K relating to Rule 430C of the Securities Act.

Very truly yours,

BLUEPHOENIX SOLUTIONS LTD.

/s/ Rama Sheffer

Rama Sheffer

Director of Finance

cc: Stephane Levy, Cooley LLP